Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 18, 2025
VIA EDGAR TRANSMISSION
Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Greenspring Income Opportunities Fund (S000074750) (the "Fund")
Dear Ms. Rowland:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) with respect to the Preliminary Proxy Statement for the Fund filed on April 4, 2025 (SEC Accession No. 0000894189-25-002317) ("PRE 14A"). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.
Comment 1.In the eighth paragraph of the letter to shareholders, please add disclosure indicating that shareholders may also vote in person.
Response:    The Trust responds by adding the following disclosure at the end of the eighth paragraph of the letter to shareholders:
"You may also vote in-person by attending the special meeting of shareholders discussed above."
Comment 2.For future filings, please note that all preliminary proxy materials must be marked as 'preliminary.'
Response:    The Trust will mark all preliminary proxy materials as 'preliminary' in future filings.
Comment 3.For the section titled "Background" under Proposal I, please consider conforming language that both Advisory Agreements (new and old) are materially the same throughout the disclosure per Item 22(c)(8) of Schedule 14A.
Response:    The Trust believes the disclosure provided is sufficient and respectfully declines to add the suggested disclosure because Item 22(c)(8) only requires a description of material differences in the agreements.
Comment 4.Please include the Operating Expense Limitation Agreement with the definitive filing as we believe it is a material contract and a relevant as part of the change of control.
Response:    The Trust confirms it will file the Operating Expense Limitation Agreement with the definitive filing.

Comment 5.Under Item 22(c)(6), please disclose the conflicts of interest for the Fund directors that are also owners of the Adviser (i.e. any conflicts of interest those directors would have in this transaction).
Response:    The Trustees of the Fund are also the Trustees of the Trust, and all of the Trustees are independent Trustees. As such, none of the Trustees is an owner of the Adviser and there are no material interests to be disclosed in response to this Item.
Comment 6.Under the section entitled "Summary of the New Investment Advisory Agreement and the Existing Investment Advisory Agreement - Compensation of the Adviser," please clarify that the expense cap is the same under both Advisory Agreements.
Response:    The Trust responds by revising the following disclosure at the end of the section entitled "Summary of the New Investment Advisory Agreement and the Existing Investment Advisory Agreement - Compensation of the Adviser" as follows:
"Under the Existing Investment Advisory Agreement and the New Investment Advisory Agreement, the Adviser is entitled to receive a monthly management fee computed at an annual rate of 0.60% of the Fund’s average daily net assets in return for the services provided by the Adviser as investment adviser to the Fund (subject to the applicable expense cap, which is discussed below and which is the same under both Advisory Agreements)."
Comment 7.Under the section "Board Recommendation of Approval," 1) if the Board deliberated on any consideration adverse to the proposal, please describe it here; 2) under comment (6) in paragraph two, if there is any other material factor that the Board considered, please disclose or summarize here; 3) where you discuss comparison to the benchmarks in paragraph five, please clarify why the Trustees did not consider the composite performance to be a material factor; and 4) as paragraph six states that "The Trustees concluded that the Fund’s performance was satisfactory...," please also clarify that the Trustees concluded that the Adviser's performance was satisfactory.
Response:    The Trust supplementally responds as follows:
1) the Board did not deliberate on any alternative adverse to the proposal, given the technical nature of the assignment and the fact that all purchasing owners are existing equity holders and employees of the Adviser;
2) under comment (6) in paragraph two, the Board considered other Gartenberg factors summarized below. The language has been revised to read: “(6) other factors deemed relevant as summarized in the following discussion.”
3) The last sentence of paragraph five has been revised to read: “The Trustees reviewed the Fund’s performance relative to the Adviser’s composites of other separately managed accounts managed with investment strategies similar to the Fund but did not consider the composite performance to be a material factor due to differences in the composites’ strategies as compared to the Fund’s strategy.”
4) Paragraph six has been revised to read: “The Trustees concluded that the performance of the Fund and the Adviser were satisfactory and that the Fund and its shareholders were likely to benefit from the Adviser’s continued management under the New Investment Advisory Agreement.”
Comment 8.Under "Advisory Fees and Expenses," sentence three states that "The Trustees considered the Adviser’s commentary regarding the Fund’s advisory fee rate." Please clarify what is meant by "commentary" in the disclosure.

Response:    Sentence three has been revised to read: “The Trustees considered the Adviser’s commentary in a due diligence response to the Board regarding the appropriateness of the Fund’s advisory fee rate.”
Comment 9.Under "Advisory Fees and Expenses," if the Board considered the recoupment provisions of both agreements, please disclose here.
Response:    The Trustees considered that the new operating expense limitation agreement was the same in all material respects as the existing agreement, but did not specifically consider the recoupment provisions because there were no changes. As such, no additional disclosure has been added.
Comment 10.Under "Additional Information - Control Persons and Principal Shareholders," if any officer or director of the Fund owns any Fund shares, please disclose in the table.
Response:    As noted above, the officers and trustees of the Fund are also the officers and trustees of the Trust. None of the officers or trustees owns any shares of the Fund.
Comment 11.Under "Solicitation of Proxies and Voting," please delete the disclosure related to “broker non-votes” and instead state that "If a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to those shares, and the shares will not count as present for quorum purposes or for purposes of Section 2(a)(42) of the 1940 Act." Additionally, please include disclosure describing the effect of the absence of said shares from the meeting.
Response:    The Trust respectfully declines to delete the referenced disclosure and add the language proposed by the Staff in its entirety because the Trust’s Amended and Restated By-Laws obligate the Trust to count broker non-votes as present for purposes of determining whether a quorum is present at a meeting of shareholders, but not as votes cast on a particular proposal. The Trust further responds by amending the referenced disclosure as follows:
The Fund expects that, before the Special Meeting, broker-dealer firms holding shares of the Fund in “street name” accounts for their customers will request voting instructions from their customers and beneficial owners. “Broker non-votes” are proxies from broker-dealers that indicate that they have not received voting instructions from the beneficial owner or other person entitled to vote shares on a particular matter for which the broker-dealer does not have discretionary authority to vote.  Under the Trust’s Amended and Restated By-Laws, any broker non-votes received by the Fund from a broker-dealer will be counted as present for purposes of determining quorum, but will not count towards the number of votes in favor of the approval of the New Investment Advisory Agreement, which means they will have the effect of a vote against this proposal. Because the proposals on the agenda are non-routine, if a beneficial owner of shares of the Fund does not provide voting instructions to a broker-dealer, such broker-dealer is not permitted to give a proxy voting instructions with respect to those shares, and the shares will not count as present at the Special Meeting for quorum purposes or for purposes of Section 2(a)(42) of the 1940 Act. Accordingly, the Fund does not expect to receive broker non-votes.
Comment 12.Please delete the final sentence of paragraph six under "Solicitation of Proxies and Voting."
Response:    The Trust responds by deleting the requested disclosure as it relates to broker non votes. The impact of abstentions on determining a quorum is required under Schedule 14A.
Comment 13.Please add disclosure regarding the material terms of the solicitation contract.
Response:    The Trust responds by adding the following disclosure before the final paragraph in the section entitled "Solicitation of Proxies and Voting:"

"Sodali & Co has been engaged to provide solicitation and tabulation services for an approximate cost of $30,850."

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If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,

/s/ Amber C. Kopp
Amber C. Kopp
Secretary
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